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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                               SCHEDULE 14D-9
                             (Amendment No. 31)

                   SOLICITATION/RECOMMENDATION STATEMENT

                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934
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                              ITT CORPORATION

                         (Name of Subject Company)
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                              ITT CORPORATION

                    (Name of Person(s) Filing Statement)
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                         Common Stock, no par value
             (including the associated Series A Participating
                Cumulative Preferred Stock Purchase Rights)
                       (Title of Class of Securities)

                                450912 10 0
                   (CUSIP Number of Class of Securities)


                           RICHARD S. WARD, Esq.
                         Executive Vice President,
                  General Counsel and Corporate Secretary
                              ITT Corporation
                        1330 Avenue of the Americas
                          New York, NY 10019-5490
                               (212) 258-1000

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                          PHILIP A. GELSTON, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, NY 10019-7475
                               (212) 474-1000


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                               INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 8. Additional Information to be Furnished.

          The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

          On August 26, 1997, the judge in ITT Corp., et al. v. Hilton Hotels Corp., et al., CV-S-97-00893-PMP (RLH) ("ITT v. Hilton") issued an order which (i) consolidated ITT v. Hilton with Hilton Hotels Corp., et al.
v. ITT Corp., et al., CV-S-97-95-PMP (RLH) ("Hilton v. ITT") and (ii) set a hearing date of September 29, 1997 regarding Hilton's motion filed in ITT
v. Hilton for injunctive and preliminary relief seeking, among other things, to enjoin the Company from proceeding with the Comprehensive Plan. A copy of the judge's order is filed as Exhibit 94 hereto and is incorporated herein by reference.

Item 9. Exhibits.

          The response to Item 9 is hereby amended by adding the following new exhibits:


94.       Order of the Honorable Philip M. Pro, United
          States District Judge, dated August 26, 1997.

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                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              ITT CORPORATION



                                   By /s/ RICHARD S. WARD
                                      -------------------
                                      Name:  Richard S. Ward
                                      Title: Executive Vice President,
                                             General Counsel and
                                              Corporate Secretary


Dated as of August 29, 1997

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                               EXHIBIT INDEX


Exhibit                Description                              Page No.

(94)      Order of the Honorable Philip M. Pro,
          United States District Judge, dated August
          26, 1997...........................................


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                        UNITED STATES DISTRICT COURT

                             DISTRICT OF NEVADA

                                   * * *



HILTON HOTELS CORPORATION and          )
HLT CORPORATION,                       )
                                       )         CV-S-97-095-PMP (RLH)
                           Plaintiffs, )
 v.                                    )
                                       )
ITT CORPORATION, et al.,               )
                                       )
                           Defendants. )
---------------------------------------
                                       )
ITT CORPORATION, et al.,               )
                                       )
                           Plaintiffs, )
 v.                                    )         CV-S-97-893-PMP (RLH)
                                       )
HILTON HOTELS CORPORATION and          )
HLT CORPORATION,                       )
                                       )               O R D E R
                           Defendants. )
---------------------------------------)


     IT IS ORDERED that the Defendants' Motion to Consolidate the above-referenced cases (#108 in CV-S-97-095- PMP (RLH) and #22 in CV-S-97-893-PMP (RLH)), as joined by Plaintiffs on August 18, 1997 (#110 in CV-S-97-95-PMP (RLH)), is granted and these two actions are consolidated with all future pleadings and papers being filed only in the Base File of CV-S-97-095-PMP (RLH).

     IT IS FURTHER ORDERED that Hilton's Motion for Leave to File Motion and Brief in Excess of Page Limitation (#25 in CV-S-97-893-PMP (RLH)), filed August 25, 1997, is granted.


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     IT IS FURTHER ORDERED that Hilton's Motion for Prompt Hearing on its
Motion for Injunctive and Declaratory Relief (#26 in CV-S-97-893-PMP
(RLH)), also filed August 25, 1997, is granted to the extent that a hearing on Hilton's Motion for Injunctive and Declaratory Relief (#29 in CV-S-97-893- PMP (RLH)) and on Plaintiff's Motion Pursuant to Fed. R. Civ.
P. 57 (#4 in CV-S-97-893-PMP (RLH)) is scheduled for MONDAY, SEPTEMBER 29, 1997, AT 1:30 P.M.

DATED:  August 26, 1997

                                   /s/ Philip M. Pro
                                   -----------------
                                   PHILIP M. PRO
                                   United States District Judge